FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated December 5, 2019

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2019

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	MINUTES OF THE ORDINARY MEETING OF THE FISCAL COUNCIL HELD ON NOVEMBER 05, 2019

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE FISCAL COUNCIL

HELD ON NOVEMBER 05, 2019

1.            Date, Time and Place: Held on November 05, 2019, at 11:00 a.m., in São Paulo City, São Paulo State, at the BRF S.A.’s (“Company”) office located at Avenida das Nações Unidas, 8501, 1st floor, Pinheiros, Zip Code 05425-000.

2.            Summons and Presence: Summons duly held pursuant to the Fiscal Council Internal Regulation, with the presence of the totality of the members of the Fiscal Council: Messrs. Attílio Guaspari (“Mr. Attílio Guaspari”), Maria Paula Soares Aranha (“Mrs. Maria Paula”) and André Vicentini (“Mr. André Vicentini”). Mr. Guilherme Nunes and Mr. Ricardo Hirashima, representatives of KPMG Auditores Independentes, attended as guests.

3.            Presiding Board: Chairman: Attílio Guaspari. Secretary: Carlos Eduardo de Castro Neves.

4.            Agenda: (i) Analysis and Discussion of the Quarterly Financial Information for the Quarter ended September 30, 2019.

5.            Matters and Resolutions: Once the agenda had been examined, the following matters were discussed and the following resolutions were taken:

5.1.     Analysis and Discussion of the Quarterly Financial Information for the Quarter ended September 30, 2019. The quarterly financial information for the quarter ended September 30, 2019 (“3rd ITR/2019”) were presented to the members of the Fiscal Council. After analysis and discussion, the members of the Fiscal Council clarified their doubts and acknowledged the 3rd ITR/2019.

6.            Documents Filed at the Company: The documents analyzed by the members of the Fiscal Council or information presented during the meeting were filed at the Company’s head office.

Extract of the Minutes of the Ordinary Meeting of the Fiscal Council held on November 05, 2019.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE FISCAL COUNCIL

HELD ON NOVEMBER 05, 2019

7.            Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up, having been read and found correct by all those present, and signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Fiscal Council.

São Paulo, November 05, 2019

_________________________________ Carlos Eduardo de Castro Neves Secretary

Extract of the Minutes of the Ordinary Meeting of the Fiscal Council held on November 05, 2019.